
Swell
watercraft

INVEST IN **SWELL WATERCRAFT LLC**

Invest in the Future of Roto Molding and Small Boats

LEAD INVESTOR



Aaron Kuntz

I always invest in companies that show vision for the future. Swell's plan of attack combines cutting edge materials with patent protected technology. They're already 20 years ahead of the competition. This crucial investment will allow the business to expand and distribute their products as desired by customers.

Swell Watercraft is an intriguing investment for a number of reasons. First, I love the team they have assembled. For full disclosure, I have known Jim Marsh, founder and CEO and

cutting edge materials with patent protected technology. They're already 20 years ahead of the competition. This crucial investment will allow the business to expand and distribute their products as desired by customers.

Swell Watercraft is an intriguing investment for a number of reasons. First, I love the team they have assembled. For full disclosure, I have known Jim Marsh, founder and CEO and

Thom Marsh for over 35 years. In addition to being a charismatic leader, hard-working and an authentic dude, Jim is an accomplished kayaker and for over 10 years ran Canoe & Kayak magazine, giving him a unique perspective not to mention that he knows the owners, executives and top talent in the game. Thom is a brilliant chemical engineer and a polymers expert who has spent his entire career in the factory environment. The brothers highest priority, beyond making great kayaks and small boats, is staying on top of the materials and chemicals game. Consumers will always pay more for superior construction. I believe this is the team to take the lead and find a way to remain there for the long haul.

Leading designers were brought in to make the most attractive and best performing kayaks and boats. As part of Jim's gig as Publisher at the world's premier kayaking magazine, he traveled all over the country meeting with the top kayak companies and was given unlimited access to the design and manufacturing teams. From that he figured out who the best people are and which techniques were the best in the industry. Jim brought in the best designers and partnered with the top manufacturer in the world.

Next, the process: Roto-molding produces large, heavy items that are best made close to home. Establishing the Poly2 process here at home will lead to contract manufacturing, which will diversify the income stream of the business. Poly2 is associated with expensive items only, which should hopefully keep the business on lucrative projects. 95% of the world's kayaks are rotomolded. It's time for an advanced chemist to take roto-molding into a laboratory type environment. This team has the personnel to do just that. The time is now to bring this cutting-edge manufacturing technique to America.

The product: everything about the Scupper line of kayaks that is next level is unleashed: better ergonomics, shorter, more natural paddle strokes, unheard of stability and speed drawn from the narrow shape. The kayaks are beautifully designed and optimized for superior performance and durability.

Developing new technology to heighten performance rarely happens in this industry. It took Swell two years and seven prototypes to perfect their design. The work is done. The reviews are in and the verdict is evident. Swell has only 5 star reviews and owners are fanatical about their kayaks!

Lastly, the money. They are already profitable. Building the manufacturing facility will allow them to increase their profitability at least 2X which is huge in any business. Plus, they will be able to increase their through put exponentially. Their gross profit margins will be over 60% and net profit margins will be close to 30% which are absurdly high.

A realistic exit is also on the near-term horizon of three to five years whereas most WeFunder (and other crowdfunding platform companies) have five to ten year or more timelines, if they will ever see an exit. I truly believe that all of us investors will be celebrating being acquired with the Swell team within a few short years!

Invested $5,000 this round

Learn about Lead Investors

swellwatercraft.com Bellingham WA

Infrastructure Retail Entertainment Hardware Crowdfunding

Highlights

1. 💰 Sold out for 4 years with minimal marketing
2. 📈 Our advantage lies in 50-years of design research and kayaking experience.
3. 💣 High revenue growth projections with CAGR at 70% from 2022-2024 (not guaranteed).
4. 🤓 High gross profit margins, projected at 61%. Apple's GMP in 2021 was 41% (not guaranteed).
5. 🔥 Perks for investors: receive lifetime discount.
6. 🔑 Cash flow positive business

7 ⭐ Led by a team of Kayaking Specialists with a combined experience of over 100 years.

8 🚀Awarded the Top 10 Sit-on-Top Kayak for 2021.

Our Team



Jim Marsh CEO and Founder at Swell Watercraft

I am the biggest stakeholder and the ex-publisher of the world's largest paddling magazine, Canoe, and Kayak, from 2005-2015. I run the day-to-day operations.

During my years as Publisher of Canoe & Kayak magazine I was lucky enough to tour all the major kayak factories in the USA. These experiences were formative, and I began to grow confident I could succeed in this field. I combined this with my irriation as the copy cat nature



Thomas Marsh Polymer Expert

I bring over 30 years of experience as a Chemical Engineer and I have spent much of my time consulting factories about manufacturing. I am also an expert in plant management and chemical construction. Bringing my experience to make the best kayaks.



Celliers Kruger Manufacturing + Design Guru

I made my name in the early 2000s with my whitewater brand Fluid Kayaks in South Africa. I am lucky enough to have been able to perfect the 'skin-foam' plastic when I obtained a contract to manufacture high-end surf skis. I call my creation Poly2.



Ted Keyes Sales Manager

I became a professional kayaker during my college years. This position eventually morphed into sales representative, in which I have been thoroughly immersed for over 25 years-including extensive experience with kayaks.



Adam Bierschenk Designer & Technician

I am an expert on CNC mold making, prototype development and novel manufacturing. As a former Ocean Kayak designer, I utilize CAD software to engineer every product from the kayaks, seat, hatches and drainage valve.



Tim Niemer Spiritual Advisor

I launched several paddling brands over the years, including Ocean Kayak and NuCanoe. After designing the Scupper 14 kayak, I progressed to my next idea: the Origami Paddler.



Thomas Sherburne Strategy & Operations Consultant

After receiving my PhD in Experimental Psychology from Auburn, I went to work protecting people's minds- through my kayak helmet company Shred Ready. After my successful exit in 2019, I've used my experience to help progressive brands like Swell.

Pitch


Invest in the **future** of small watercraft

Swell Watercraft has built the first of its kind sit-on-top kayak with footwells lowered below the waterline, a patent-pending scupper valve, and a kayak shell that is light yet indestructible. It might sound impressive, but what really exemplifies our success is this: we've been sold out our entire existence despite spending nothing on advertising.

Why are our kayaks flying off the shelves? We filled a much-awaited design gap in the industry through precision engineering and innovative thinking. We've earned a reputation for delivering the fastest, most stable, and ergonomically superior sit on top kayaks in the market.


Built by Kayakers for Kayakers

It all started when we realized that most existing sit-on-top kayak manufacturers in the market were paddling in the wrong direction. The new kayaks were getting wider, longer, and too heavy. As seasoned kayakers, we felt lost at sea and decided to take matters into our own hands.

Even Men's Journal wondered "Why is every new fishing kayak made for fat guys?" In order to make the boats we wanted, we'd have to make them

guys?". In order to make the boats we wanted, we'd have to make them ourselves.

To be the best we had to consult the best. So we consulted with Tim Niemer, creator of the first sit-on-top kayaks in the 1970s, and it turns out he shared our pain. With him as our lighthouse, we decided to put a spin on Niemer's original Scupper kayak and designed a new and improved successor.



1970: Niemier's first vessel was an old double surf board that he carved a seat onto and added a hatch for storage.



1971: Tim was surprised someone purchased this kayak from him, which he made for a sculpture class at a community college.



1976: The Ocean Kayak logo was added and accommodations were made to fit paddlers of all shapes and sizes.



1981: The world's first plastic sit on top kayak was made in a handmade roto molding oven.



1984: The 14-foot Scupper "Classic" is born.



1989: The "ScupperPro" went on to become the best selling, most high profile sit on top ever made.



2010: This Wild Designs thermoformed prototype never went into production or sold commercially.



2017: One of several prototypes that Swell Watercraft developed of the Scupper 14 over a period of 1.5 intense years.



2018: Final commercial version released to outstanding reviews and full acceptance of our new technology.


SCUPPER 12 FEATURES
PADDLE HOLDER (2)
ALUMINIUM GRAB HANDLE (2)
LARGE TANKWELL
ADJUSTABLE FOOT PEGS
RECTANGULAR BOW HATCH
STERN GRAB HANDLE
DRAIN PLUG
Swell
BOW GRAB HANDLE
TRANSDUCER SCUPPER
'MO CHEEKS
ADJUTABLE SEAT
SCUPPER VALVE (2)
PADDLE CUTS (2)
WAVE DEFLECTOR
CENTER HATCH W/
INSERT BAG
BOTTLE HOLDER


SCUPPER 14 FEATURES
LIVE BAITWELL SCUPPER
OVAL DAY HATCH
BOTTLE HOLDER
LARGE BOW HATCH
LARGE TANKWELL
PADDLE HOLDER (2)
SCUPPER VALVE (2)
6" YAKATTACK MIGHTY
MOUNT GEAR TRACK
STERN GRAB HANDLE
BOW GRAB HANDLE
RUDDER AREA
SKID PLATE
DRAIN PLUG
9" YAKATTACK MIGHTY
MOUNT GEAR TRACK
SIDE GRAB HANDLE (2)
ADJUSTABLE FOOTPEG (2)


TRANSDUCER SCUPPER
'MO CHEEKS
ADJUSTABLE SEAT
PADDLE CUT (2)

This Scupper 2.0 version is a *Low Rider* that takes paddling to new heights. We lowered the footwells below the waterline, which had never been done in a sit-on-top. A lower cockpit also means a lower center of gravity, which makes our kayaks extremely stable. Another advantage of lowered footwells is more legroom resulting in ergonomically superior kayaks minus the knee hits. In one fell swoop we had increased speed, comfort and stability. All in the same kayak.

But what about the fact that now we could be in deep water for lowering the footwells? To counter this, we designed the first-of-its-kind Scupper valve that drains the cockpit when you paddle fast. Paddlers can now go on adventure-fishing, diving, touring, surfing, or sailing and the Scupper conforms without confining. "The scupper valve deployed easily and as I cruised along any water would be sucked down the hole via the Venturi effect," mentioned one happy user.


Protected Intellectual Property
7 Prototypes Were Built Over 24 Months To Achieve This
Groundbreaking Drainage Valve


Poly2 Plastic:
Lighter. Stiffer. More buoyant.



Swell's kayaks are currently made in an exclusive South African factory headed by renowned kayak designer/manufacturer Celliers Kruger. Kruger has perfected his Poly2 roto molding process, where a foaming agent is added mid-operation.

Inside the kayak this foam layer hardens, creating a 2 layer polyetylene material. The end result is kayaks that are lighter, stiffer, more buoyant, longer-lasting and prone not to "oil can" or malform.

Swell is bringing this superior manufacturing process to the USA, home of the biggest kayaking marketplace on earth. From a Chicago, IL area base, we will be able to drastically increase our profit margins while drastically reducing the importing costs of our foreign distributors.

Kruger, alongside lifelong chemical engineer and plastics expert Thomas Marsh, plan to track Swell Watercraft onto the cutting edge of chemical processes and materials. Taking control of the process allows for us to actively improve our products through research, observation and data analysis.

That's plastic supremacy.


10 Year Growth in Number of Kayakers
25Million
20Million
15Million
10Million
5Million
0Million
Number of Kayakers
2010
2020
Year

The number of kayakers in the US roughly doubled between 2010-2020. Then Covid happened. It has sparked a boom as consumers paddled their way through the pandemic for three reasons.

1) Kayaking is an inclusive sport, safe for all age groups and genders above 6 years of age. Insert a pie chart like the one below from the site above. Put age group 18-24 also which shows 62% women kayak.


Participation in Kayaking by Gender
Female
47%
Male
53%
Ages 6+

2)Kayaking is a solo sport that can be enjoyed by oneself and as a reason witnessed mass adoption during the pandemic, and now it's here to stay.

witnessed mass adoption during the pandemic, and now it's here to stay.

3) The international shipping crisis has made the USA a very affordable and effective place to export from.


The kayaking equipment market is **poised to grow by USD 105.37 million during 2021-2025.** Currently, the kayaking industry is at its dynamic best, and Swell Watercraft is at the helm of disrupting it.

The Scupper 14 Tankwell fits Rod Holders, a 5-gallon bucket, YakAttack Black Pak, Milk Crate, Yeti Cooler or a Scuba Tank. The scupper holes fit a live baitwell adapter or a transducer for a fishfinder. Rudder optional.


Scupper 14

Swell Watercraft designs their products to be adaptable to different uses and users. Whether you want to paddle with your dog or go on a 3-month camping expedition, we've engineered in the attachment points so you can do it.

That's why we considered things like sailing, diving, fishing, towing when we applied options such as rudders, rod holders, hatches, deck pads, hatch cover retainers and scuba tank holders. The kayak adapts to the paddler's needs.




DESIGNED BY ADAM BIERSCHENK


DESIGNED BY TIM NIEMIER

That’s because Swell’s products are only designed by the very best kayak designers on the planet. Every detail is poured over not just so our boats perform better. We look at how different people use them, keep themselves organized on and off the water, and ensure our products that will last beyond a lifetime.

Our next boat, the Scupper 16, is currently being designed by acclaimed kayak designer Celliers Kruger from South Africa.



When *Swell* started pre-sales in 2018 of the Scupper 14, we could never dreamed the word of mouth on this new kayak would blow up and we would never catch up on orders. Unfortunately, that has been the case. If you order a kayak in the USA from us now, it could be up to 6 months before you receive it.

For this reason we have had to refuse to open many specialty retail stores

throughout the country. Our domestic sales are 85% direct to consumer. Our direct-to-consumer shipping system has been fined tuned through using the largest boxes ever made in the state of Washington and building solid relationships with freight companies.

We've chosen to give some preference to international distributors, who pay up front for their goods. We're now established in Chile, Puerto Rico, The Netherlands, United Kingdom and Finland with well-established dealers in their respective territories. These distributors actually contacted us based on the budding reputation of the *Scupper 14* kayak.

Our kayaks are currently made in South Africa at *Roto Kayaks*, one of the premiere kayak factories in the world. Owner Celliers Kruger has perfected his Poly2 rotomolding process, which makes the ultimate plastic for kayak construction.



RotoForm Molding is the contract manufacturing arm of our new factory and is a wholly-owned subsidiary of Swell. We will have the ability to make single, double and triple-layer polyethylene construction, giving us the ability to produce anything rotomolded. This has drawn us some interest from other boat manufacturers about the availability of our machines. The pandemic and subsequent shipping crisis has shifted economics to make America the most beneficial place in the world to produce kayaks and other large, heavy items. This change has already filled the schedule of many roto molders throughout North America, especially those few who have long enough machines to build kayaks. After production begins, we will have our pick of products and companies to include. Roto Form Molding will diversify what we build and how we monetize,

giving us added flexibility to run our business.

The pandemic and the subsequent international shipping crisis have negatively shifted economics and delivery times and made importing inconvenient. The time is now to bring this superior manufacturing process to the USA. Kruger will work directly with *Swell's* Thom Marsh, an experienced chemical engineer, to do just that.


We want to bring our construction to the US to **support our massive demands** and improve delivery times. Our investment goal is $1M

Building kayaks in the USA gives us several advantages. We've dismissed the heavy shipping charges that building in South Africa brings. Exporting from our Chicago location through the Great Lakes will be more affordable for our international distributors. Our margins drastically improve. Delivery times improve.

Most importantly, the products improve. We gain the control to focus more intensely on accelerating everything we do. We can develop techniques that make our kayaks lighter and more durable. We can build the small parts- grab handles, foot pedals, hatch covers, etc that enhance the user experience.


Made in America **still** matters.

The international shipping crisis caused the price of Chinese kayaks to raise an astounding 30% in 2021! It's clear that manufacturing large items such as boats should happen close to the place where they will be sold. The USA is the largest paddling marketplace in the world. This is an opportunity to invest in a cutting edge builder of first class products and create permanent jobs in the USA.



Swell Watercraft's
Company History

2016- Idea

The team is formed, a concept formulated and the company incorporated.



2017-Prototype

3 versions built. Rigorous on water testing. Valve development.



2018-Produce

Pre-orders taken. Mold received and first kayaks produced.



2019-Refine

Moved production to South Africa and it's cutting edge Poly2 construction.



2020-Speedbump

Pandemic makes it impossible




to get boats during summer season.
2021-Distribute
Various international distributors order containers as Swell's popularity expands across the globe.
2022-Capitalize
Realize the dream of building our own rotomolding facility that makes advanced techniques to build superior kayaks-right here in the USA.


3 Year Revenue Projections
6 Million
4 Million
2 Million
0 Million
Amount in USD
2022
2023
2024
Year

Forward looking projections cannot be guaranteed


3 Year Profit Projections
4 Million
3 Million


Amount in USD
2 Million
1 Million
0 Million
2022
2023
2024
Year

(Forward-looking projections. Cannot be guaranteed)


We are fast emerging as the
Kayak-of-Choice World Over

> *GearJunkie: "This boat is an immense improvement in biomechanical efficiency over virtually any other recreational SOT."*

> *Tony R.: "I've owned many different styles of kayaks in my life, and I have to say the Scupper is my favorite."*

> *J.R. (Guide Trainer): "The hatch did not take in a drop of water and the cockpit area remained dry throughout the paddle into the wind and swells."*

> *FishJam59: "I fish lakes in Indiana. I insisted the foot braces be moved to the outside walls of the cockpit. Swell responded and moved the brass inserts for me. I bought this to replace a kaskazi Dorado 2 I had used since 2011. It is faster than the dorado. On flat water, it's better suited for me than the kaskazi. Very stable and more comfortable too. It's a dry ride on lakes and easier to transport."*

10 Fastest Sit On Top Kayaks: 10 Fastest Sit On Top Kayaks - Kayak Help

Best Sit On Tops 2021: Best Sit On Top Kayaks of 2021 | Paddling.com

28 Five Star Consumer Reviews: Scupper 14 Reviews - Swell Watercraft | Buyers' Guide | Paddling.com

Headwaters Kayak Review: Swell Scupper 12 vs. Scupper 14 Review - YouTube

Aliex Folgueira: **Superb Sit on Top Kayak? Swell Scupper 12 Surprising Water Test**

Paddle Experience: **https://paddleexperience.co.za/2021/02/03/scupper-14-review/**

Gear Junkie: **Swell Watercraft Scupper 14: Sit-On-Top Kayak Evolved | GearJunkie**

Men's Journal: **New Gear Snapshots from 2018 Paddlesports Retailer | Men's Journal (mensjournal.com)**

Paddle World: **Paddle World Magazine | The international all paddlesports magazine**

Trend Hunter: **Speedy Sit-On-Top Kayaks : swell scupper (trendhunter.com)**

Perks:



$1000: Sasquatch Paddling Shirt by CandyGrnd- $60 value



$2500: $15% lifetime discount + 15% referral discount


DON AND LOUISA DELORENZO
MICHAEL DONOVAN
FRAZIER FAMILY

$5000: Free Scupper Kayak, 15% lifetime discount + 15% referral discount + construction brick inscribed with their name on it on "Founders" wall, located in factory showroom.



$10,000: 2 Free Scupper Kayaks
20% Lifetime discount +20% referral discount



20% Lifetime discount + 20% referral discount
Brick on "Founders" wall.



$20,000: All the above + Airfare/hotel accommodations for 2 to attend Swell's Grand Opening. You'll be featured in a professional paddling video production alongside other investors. We'll treat everyone to a banquet/reception with live music where you will cut the ribbon- officially opening the factory for business.


This is WHY Swell Watercraft will be the breakout STAR of your portfolio

Top 10 Reasons to Invest

1. 🎯 Opportunity for lifetime 20% discounts for our investors to feel more connected to their sport.

2. 🇺🇸 Bring manufacturing back to the USA.

3. 💵 High sales are expected to double in no time as we will be launching new kayaks as well as a motorized division (not guaranteed).

4. 🏆High year-on-year expected revenue growth, 70% with marked profitability (not guaranteed).

5. 🌟 Conceptualized by the biggest name in the world of kayaking, Tim Niemer founder of Ocean Kayak.

6. 🌊 Groundbreaking patented kayaks that can't be duplicated and are highly rated.

7. 💣 One-of-a-kind plastic technology that is bomb-proof and unique to North America.

8. 💫Our projected gross profit margin is at 61%. A rarity for physical goods (not guaranteed).

9.👑 Only 5-star reviews from critics and users globally.


Swell
BELIEVE.

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